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August 11, 2025

CERTAIN PROVISIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARKER “[***]”.
VIA EDGAR and Secure File Transfer
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Laura Veator
Stephen Krikorian
Mariam Mansaray
Jan Woo

Re:	Via Transportation, Inc.
Draft Registration Statement on Form S-1
Submitted April 15, 2025
CIK No. 0001603015

Securities and Exchange Commission
August 11, 2025

On behalf of our client, Via Transportation, Inc., a Delaware corporation (the “Company”), we are submitting this letter in connection with the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 13, 2025 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 15, 2025 (the “Draft Registration Statement”), as further amended by Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 2, 2025 and Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 24, 2025 (collectively with the Registration Statement, the “Amended Draft Registration Statement”).
Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by our request, on behalf of the Company, for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
Stock Option Grants Since November 13, 2024
The Company respectfully advises the Staff that the following equity awards were granted from November 13, 2024, which is approximately six months before the date of the Comment Letter, through the date of this letter:

Grant date	Number of Shares of Common Stock Underlying Equity Awards Granted	Option Exercise Price	Estimated Fair value Per Share For Financial Reporting Purposes
February 21, 2025	346,100	$[***]	$[***]
May 3, 2025	166,000	$[***]	$[***]

The Company advises the Staff that, as disclosed under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Common Stock Valuations” on page 102 of the Amended Draft Registration Statement, the fair value of the common stock underlying the Company’s equity awards was determined by the Company’s board of directors (the “Board”), after considering contemporaneous independent third-party valuations and input from the Company’s management team. Such valuation reports were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Board also considered additional

Securities and Exchange Commission
August 11, 2025

factors, including, as applicable, actual and forecasted operating and financing performance of the Company based on management’s estimate, lack of marketability of the Company’s common stock, the rights, preferences and privileges of the Company’s shares of convertible preferred stock relative to those of its common stock, industry trends and competitive environment, overall economic indicators and general economic outlook.
In valuing the Company’s common stock, the fair value of the Company’s business, or enterprise value, was determined using a market approach with the Guideline Publicly Traded Company method. The Guideline Publicly Traded Company method relies on an analysis of publicly traded companies similar in industry and/or business model to the Company. This methodology uses these guideline companies to develop relevant market multiples and ratios, using metrics such as revenue or EBITDA. These multiples and values are then applied to the Company's corresponding financial metrics. For the Company’s valuation for the equity awards discussed in this letter, the Company utilized the last twelve months and expected next twelve months revenue as financial metrics in the analysis. The valuation considered both an IPO scenario on a fully diluted basis and a Going Concern scenario using a Black-Scholes OPM allocation.
Under each scenario, a discount for lack of marketability (“DLOM”) is applied to the fully marketable equity value per share to arrive at the fair value of a share of common stock. A DLOM is applied based on the theory that as an owner of a private company’s common stock, a stockholder has limited opportunities to sell such stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value.
In instances where there have been recent secondary transactions in the Company’s common stock, a secondary weighting may be applied to the value indicated by the valuation carried out in accordance with the approach outlined above to account for this additional fair market value observability.
The following are the key considerations in determining the value of the Company’s common stock at each grant date:
February 21, 2025:
On February 21, 2025 (the “February Grant Date”), the Board granted stock options to purchase an aggregate of 346,100 shares of common stock at an exercise price of $[***] per share.
Subsequent to the February Grant Date, on April 2, 2025, an independent third-party valuation firm concluded that the Company’s common stock as of February 24, 2025 (the “February Valuation Date”) was $[***]. The Company subsequently, for financial reporting

Securities and Exchange Commission
August 11, 2025

purposes, reviewed the grants made on the February Grant Date and estimated that as of the February Grant Date, the fair value of the Company’s common stock for financial reporting purposes to be equal to $[***]. The weighting of the IPO scenario with respect to the grant of options on the February Grant Date reflects the fact that the Company had begun to make preliminary preparations for an initial public offering (the “IPO”), but there was considerable uncertainty around whether and when an IPO could be successfully completed. The February Grant Date was also prior to any organizational meetings with prospective underwriters in connection with the IPO. In determining a weighting for the IPO scenario, the Company also considered the fact that it had previously commenced preparations for an IPO in late 2021 but subsequently suspended the process in 2022 due to market conditions at the time.

Scenario	Scenario Probability	Marketable Value per Share	Discount for lack of marketability	Non-marketable value per share	Weighted value per share
IPO	[***]%	$[***]	[***]%	$[***]	$[***]
Going concern	[***]%	$[***]	[***]%	$[***]	$[***]
Fair Value per Share					$[***]

As of the February Grant Date, several small secondary transactions had recently been completed whereby stockholders sold an aggregate of [***] shares of the Company’s common stock at a weighted average price per share of $[***]. The secondary transaction in closest proximity to the February Grant Date was at $[***] per share. The Company determined that given the small size of the transactions in an inactive market it was appropriate to give a minority weighting of [***]% to these secondary transactions and concluded the fair value per share of common stock to be as follows:

Securities and Exchange Commission
August 11, 2025

Scenario	Scenario Probability	Non-marketable value per share	Weighted value per share
IPO & Going Concern	[***]%	$[***]	$[***]
Secondary Transactions	[***]%	$[***]	$[***]
Concluded Fair Value per Share			$[***]

May 3, 2025:
On May 3, 2025 the (“May Grant Date”), the Board granted stock options to purchase an aggregate of 166,000 shares of common stock at an exercise price of $[***] per share. The Company has estimated that the fair value of the Company’s common stock for financial reporting purposes was appropriately determined to be $[***]. Although the Company had begun IPO Activities, including meeting with prospective underwriters and filing a draft registration statement with the Commission, the Company also considered factors such as the lack of significant changes to the Company’s business since the February Valuation Date and the broader disruptions to capital raising activities, including IPOs, following the announcement of proposed tariffs by the United States in early April 2025, which the Company viewed as potentially harmful to its IPO prospects on the timeline it had discussed with the underwriters. The Company also considered the interpolation of the secondary transactions prior to the February Grant date at a weighted average price per share of $[***] and several secondary transactions completed in July 2025 at a weighted average price per share of $[***]. The Company respectfully advises the Staff that it has also performed a sensitivity analysis to determine the impact of utilizing a higher weighting for an IPO scenario as of the May Grant Date and determined that at a [***]% IPO weighting, the resulting change in compensation expense would be equal to approximately $[***] for the quarter ended June 30, 2025, which the Company deems to be immaterial to the Company’s results of operations.
After considering these and other relevant factors, the Company concluded it was appropriate to use the concluded fair value per share of common stock of $[***] for financial reporting purposes, as determined in the independent third-party valuation report as of the February Valuation Date.

Securities and Exchange Commission
August 11, 2025

Difference between the most recent grant date fair value and the midpoint of the Company’s offering range and significant differences in assumptions utilized:
The Company supplementally advises the Staff that on August 8, 2025, representatives of Goldman Sachs & Co. LLC, the lead underwriter (the “Representative”), on behalf of the several underwriters for the IPO, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among the Board, the Company’s management team and the Representative, and took into account the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies, the Company’s financial condition and prospects, estimates of business potential and earnings prospects for the Company and the industry in which it operates and valuation metrics for and recent performance of initial public offerings of publicly traded companies similar in industry and/or business model as the Company.
We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the IPO, the Company will file a pre-effective amendment to the Registration Statement that will include all information, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended. Such pre-effective amendment to the Registration Statement will include a bona fide estimated public offering price range. However, the Company further advises the Staff that, given the volatility in the public trading markets and uncertainty of the timing of the IPO, the final price range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the Representative and will be subject to then-current market conditions and developments impacting the Company.
The Company further advises the Staff that the Preliminary Price Range is indicative of the price range that the Company expects to be disclosed in the preliminary prospectus. However, the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the registration statement on Form S-1 to be filed in connection with the IPO, prior to the distribution of any preliminary prospectuses to potential investors. The

Securities and Exchange Commission
August 11, 2025

Company confirms that the indicative price range included in the preliminary prospectus will not be greater than the range permitted by Compliance and Disclosure Interpretations 134.04.
The Company advises the Staff that the most recent grant date fair value of $[***] represents approximately [***]% of the Midpoint Price of $[***] per share. The difference is attributable to a number of factors, including:
●The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other exit scenario such as those contemplated under the going concern scenario.
●The Preliminary Price Range does not take into account the liquidation preference of the Company’s convertible preferred stock and convertible notes, which represent a significant component of the Company’s capitalization as of the May Grant Date. This liquidation preference results in a lower proportion of the Company’s overall value being attributable to common stockholders as of the May Grant Date under the going concern scenario as compared to in the event of a successful IPO.
●Since the May Grant Date, the Company has taken several steps towards the successful completion of an IPO, which includes the Company receiving additional feedback from potential qualified investors during “testing-the-waters” meetings.
●The market prices of publicly traded common stock of comparable companies, as well as the performance of recent IPOs in the technology industry, suggest a more favorable market for the Company to execute an IPO than market conditions on the May Grant Date (following the announcement of proposed tariffs by the United States in early April 2025 and subsequent cooling of capital markets activity).
●The Preliminary Price Range does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the Company’s common stock is expected to exist following the IPO.

The Company respectfully advises the Staff that significant differences utilized in determining the Preliminary Price Range as compared to the May Grant Date are limited to the increased probability of an IPO being successfully completed and the removal of any DLOM to the fully marketable value. The marketable value per share under the IPO scenario used in the most recent grant date fair value was $[***] which is closely aligned with the expected midpoint of the Company’s offering range.
We thank you in advance for your considerations of the foregoing.

Securities and Exchange Commission
August 11, 2025

* * * * *
Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Daniel Ramot, Chief Executive Officer, Via Transportation, Inc. Clara Fain, Chief Financial Officer, Via Transportation, Inc. Erin H. Abrams, Chief Legal Officer, Via Transportation, Inc.
Jeremy Winter, Skadden, Arps, Slate, Meagher & Flom LLP
Marc D. Jaffe, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP